EXHIBIT 99.1

Endeavour Silver Reports Third Quarter, 2018 Financial Results; Conference Call at 10am PT (1pm ET) Today

VANCOUVER, British Columbia, Oct. 31, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released today its financial results for the Third Quarter ended September 30, 2018. The Company operates three silver-gold mines in Mexico, the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state. Endeavour is currently commissioning its fourth mine, El Compas, in Zacatecas state and advancing the Terronera mine project in Jalisco state to a development decision.

The Company reports a net loss of $5.5 million in the Third Quarter, 2018 compared to $1.0 million earnings in the Third Quarter, 2017, primarily due to higher depreciation and depletion charges. Revenue decreased 6% to $37.6 million and mine operating cash flow before taxes(1) decreased 20% to $9.6 million due to lower realized metal prices and higher costs, offset by higher silver production.

Cash flow from operations before working capital changes increased 21% to $6.9 million and EBITDA fell 8% to $5.6 million compared to the same period last year. Cash costs rose 9% to $8.86 per oz silver payable (net of gold credits) and all-in sustaining costs fell 8% to $16.14 per oz silver payable (net of gold credits) as capital expenditures fell compared to Third Quarter, 2017. For the nine months ended September 30, 2018, cash costs and all-in sustaining costs decreased 5% and 15% respectively to $7.68 and $15.87 per oz silver payable (net of gold credits) compared to the nine months ended September 30, 2017.

Highlights of Third Quarter 2018 (Compared to Third Quarter 2017)

Financial

  Net loss of $5.5 million (loss of $0.04 per share) compared $1.0 million earnings in 2017
  EBITDA(1) decreased 8% to $5.6 million
  Cash flow from operations before working capital changes increased 21% to $6.9 million
  Mine operating cash flow before taxes(1) decreased 20% to $9.6 million
  Revenue decreased 6% to $37.6 million
  Realized silver price decreased 16% to $14.42 per ounce (oz) sold
  Realized gold price decreased 8% to $1,189 per oz sold
  Cash costs(1) rose 9% to $8.86 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) fell 8% to $16.14 per oz silver payable (net of gold credits)
  Working capital 13% lower at $57.4 million compared to $66.2 million at year end
  Raised $5.6 million through ATM financing

Operations

  Concentrate inventory at quarter-end included 43,920 oz silver and 603 oz gold
  Bullion inventory at quarter-end included 58,855 oz silver and 130 oz gold
  Gold oz sold down 5% to 13,025 oz
  Silver oz sold increased 20% to 1,532,097 oz
  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
  Gold production decreased 5% to 12,968 oz
  Silver production increased 13% to 1,428,828 oz
  Completed updated Terronera Pre-Feasibility Study, modelling significantly improved project economics and lowest decile operating costs in the silver mining sector
  Demonstrated increased mineral reserves and resources across all categories at Terronera
  Reported positive results from an in-fill drill program at Terronera
  Reported positive results from an exploration drill program at El Compas
  Initiated Company-wide cost cutting initiatives to reduce capital expenditures and operating costs during current period of low metal prices
  Recommenced commissioning of the El Compas Mine after a temporary shutdown to improve the tailings management facility

(1) EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Bradford Cooke, Endeavour CEO, commented, “Our financial performance in Q3, 2018 was impacted by lower metal prices and higher depreciation and depletion charges, primarily at Guanacevi where production lagged behind plan. However, El Cubo production continued its strong performance during the quarter and Bolanitos gold grades are now improving after a slight drop in Q3, 2018.

“We completed a large part of our 2018 exploration and development spending during the third quarter and in late August launched a company-wide initiative to reduce exploration, capital, operating and G&A costs. Looking ahead to Q4, 2018, management anticipates improved operating and financial performance due to higher throughput and grades at Guanaceví, stronger gold grades at Bolanitos and initial commercial production from El Compas. We should also begin to realize the full benefit of the short-term cost reduction program in Q4, 2018.”

Financial Results

Revenue in the Third Quarter, 2018 totaled $37.6 million (2017 - $39.8 million) on sales of 1,532,097 silver ounces and 13,025 gold ounces at realized prices of $14.42 and $1,189 per ounce respectively, compared to sales of 1,275,922 silver ounces and 13,759 gold ounces at realized prices of $17.20 and $1,299 per ounce respectively in Q3, 2017.

After cost of sales of $42.4 million (2017 - $32.5 million), mine operating earnings amounted to a loss of $4.8 million (2017 – earnings of $7.3 million) from mining and milling operations in Mexico. The 30% increase in cost of sales was primarily due to increased depreciation and depletion. Excluding depreciation and depletion of $13.1 million (2017 - $4.4 million), and an inventory write down of $1.3 million (2017 - $0.2 million), mine operating cash flow before taxes was $9.6 million (2017 – $11.9 million) in Q3, 2018.

Net loss amounts to $5.5 million (2017 – earnings of $1.0 million) after exploration, general and administrative expenses, foreign exchange and tax recovery.

Direct production costs per tonne in Q3, 2018 increased 2% compared with 2017. The higher production costs per tonne were driven mainly by lower Guanaceví mine output due to mine development falling behind schedule in 2017, the costs related to implement a productivity optimization program and higher labour and contractor costs.

Higher direct costs at Guanaceví and lower gold grades processed at Bolanitos resulted in higher consolidated cash costs, net of gold by-product credits (a non-IFRS measure), rising to $8.86 per ounce. Lower costs per ounce at El Cubo due to higher grades partially offset the higher cost per ounce at Guanacevi and Bolanitos. All-in sustaining costs (also a non-IFRS measure) compared to 2017 decreased to $16.14 per oz in Q3, 2018.  This decrease in all‑in sustaining costs is attributable to the lower operating costs and the lower capital expenditures in 2018 compared to 2017, partially offset by higher general and administration charges at the corporate level.

For the nine months ended September 30, 2018, direct production costs were $84.00 per tonne compared to the guided range of $80-$85 per tonne. The lower than planned throughput at Guanacevi was partially offset by the cost performance of the El Cubo operation.

Consolidated cash costs, net of gold by-product credits, were guided to be $6.00-$7.00 per oz of silver in 2018 and consolidated cash costs expressed on a co-product basis were guided to be $10.00-$11.00 per oz silver and $750-$800 per oz gold. For the nine months ended September 30, 2018, cash costs, net of gold by-product credits, were $7.68 per oz and cash costs expressed on a co-product basis were $11.00 per oz silver and $877 per gold oz. The lower than planned production resulted in higher than guided costs per ounce.  In Q4, 2018, cash costs are expected to be lower than the cash costs for the nine months ended September 30, 2018.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, were guided to be $15.00-$16.00 per oz of silver produced in 2018 reflecting new investments in sustaining exploration and development programs. For the nine months ended September 30, 2018 AISC, net of gold by-product credits, is $15.87 as the Company spent less on sustaining capital expenditures than guided. The lower capital expenditures were offset by higher operating costs on a per ounce basis. In Q4, 2018, AISC are expected to be lower than the AISC for the nine months ended September 30, 2018.

Management assumed a $17 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate for its 2018 cost guidance.

For the nine months ended September 30, 2018, silver production totalled 4,135,563 oz and gold production totalled 39,850 oz, resulting in silver equivalent production of 7.1 million oz. Based on the Company’s performance, year to date, management estimates a 5% shortfall to the 2018 consolidated production guidance, due to the delayed commercial production at El Compas, lower gold grades at Bolañitos and lower mine output at Guanaceví. This anticipated production shortfall and lower gold credit will likely also impact the Company’s ability to meet its 2018 cost guidance.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss the results will be held today, Wednesday, October 31, 2018 at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2625#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended September 30				Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
Production
1,428,828	1,262,064	13%	Silver ounces produced	4,135,563	3,482,826	19%
12,968	13,648	(5%)	Gold ounces produced	39,850	38,430	4%
1,404,677	1,231,975	14%	Payable silver ounces produced	4,058,377	3,402,884	19%
12,665	13,337	(5%)	Payable gold ounces produced	39,005	37,552	4%
2,401,428	2,285,664	5%	Silver equivalent ounces produced(1)	7,124,313	6,365,076	12%
8.86	8.11	9%	Cash costs per silver ounce(2)(3)	7.68	8.10	(5%)
18.16	11.74	55%	Total production costs per ounce(2)(4)	15.52	11.80	32%
16.14	17.53	(8%)	All-in sustaining costs per ounce(2)(5)	15.87	18.71	(15%)
317,821	322,784	(2%)	Processed tonnes	957,795	929,949	3%
86.33	84.81	2%	Direct production costs per tonne(2)(6)	84.00	81.60	3%
10.98	11.94	(8%)	Silver co-product cash costs(7)	11.00	12.01	(8%)
906	902	0%	Gold co-product cash costs(7)	877	886	(1%)
Financial
37.6	39.8	(6%)	Revenue ($ millions)	116.7	108.9	7%
1,532,097	1,275,922	20%	Silver ounces sold	4,196,857	3,500,337	20%
13,025	13,759	(5%)	Gold ounces sold	39,499	37,343	6%
14.42	17.20	(16%)	Realized silver price per ounce	15.88	17.40	(9%)
1,189	1,299	(8%)	Realized gold price per ounce	1,266	1,284	(1%)
(5.5)	1.0	(647%)	Net earnings (loss) ($ millions)	(8.8)	7.0	(225%)
(4.8)	7.3	(165%)	Mine operating earnings ($ millions)	3.1	20.6	(85%)
9.6	11.9	(20%)	Mine operating cash flow(8) ($ millions)	38.3	32.7	17%
6.9	5.7	21%	Operating cash flow before working capital changes (9)	22.1	18.9	17%
5.6	6.1	(8%)	Earnings before ITDA (10)($ millions)	19.7	18.7	6%
57.4	70.3	(18%)	Working capital ($ millions)	57.4	70.3	(18%)
Shareholders
(0.04)	0.01	(500%)	Earnings (loss) per share – basic	(0.07)	0.06	(217%)
0.05	0.04	20%	Operating cash flow before working capital changes per share (9)	0.17	0.15	16%
128,805,441	127,456,410	1%	Weighted average shares outstanding	127,959,526	127,291,688	1%
1) Silver equivalents are calculated using a 75:1 ratio.
2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited – prepared by management)
(expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Operating activities
Net earnings (loss) for the year	$(5,452)	$996	$(8,778)	$7,015

Items not affecting cash:
Share-based compensation	701	673	1,894	2,241
Depreciation and depletion	13,200	4,540	30,976	12,055
Deferred income tax expense (recovery)	(2,941)	(535)	(7,142)	(2,554)
Unrealized foreign exchange loss (gain)	84	(150)	432	(582)
Finance costs	38	166	113	610
Write off of mineral properties	-	-	-	233
Write down of inventory to net realizable value	1,262	-	4,544	-
Unrealized loss (gain) on other investments	14	-	60	(72)
Net changes in non-cash working capital	(2,540)	(1,092)	(5,415)	(8,957)
Cash from operating activities	4,366	4,598	16,684	9,989

Investing activities
Property, plant and equipment expenditures	(10,020)	(10,836)	(32,757)	(31,575)
Proceeds from disposition of other investments	-	-	-	72
Redemption of (investment in) non-current deposits	-	-	1	(6)
Cash used in investing activities	(10,020)	(10,836)	(32,756)	(31,509)

Financing activities
Repayment of credit facility	-	(2,500)	-	(7,500)
Restricted cash	-	-	1,000	-
Interest paid	-	(101)	-	(405)
Public equity offerings	3,529	-	5,600	-
Exercise of options	-	-	256	74
Share issuance costs	(507)	-	(591)	-
Cash from (used in) financing activities	3,022	(2,601)	6,265	(7,831)

Effect of exchange rate change on cash and cash equivalents	179	150	134	582

Increase (decrease) in cash and cash equivalents	(2,632)	(8,839)	(9,807)	(29,351)
Cash and cash equivalents, beginning of the period	31,057	52,237	38,277	72,317
Cash and cash equivalents, end of the period	$28,604	$43,548	$28,604	$43,548
This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited – prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Revenue	$37,581	$39,782	$116,676	$108,859

Cost of sales:
Direct production costs	27,574	27,400	77,100	74,931
Royalties	421	457	1,296	1,237
Share-based payments	-	63	(93)	155
Depreciation and depletion	13,104	4,394	30,718	11,778
Write down of inventory to net realizable value	1,262	166	4,544	166
	42,361	32,480	113,565	88,267

Mine operating earnings	(4,780)	7,302	3,111	20,592

Expenses:
Exploration	3,965	3,432	10,418	10,533
General and administrative	1,316	1,605	6,845	5,991
	5,281	5,037	17,263	16,524

Operating earnings (loss)	(10,061)	2,265	(14,152)	4,068

Finance costs	62	166	160	610

Other income (expense):
Foreign exchange	1,906	(561)	1,009	2,454
Investment and other	99	(170)	311	119
	2,005	(731)	1,320	2,573

Earnings (loss) before income taxes	(8,118)	1,368	(12,992)	6,031

Income tax expense (recovery):
Current income tax expense	291	882	2,944	1,726
Deferred income tax expense (recovery)	(2,957)	(510)	(7,158)	(2,710)
	(2,666)	372	(4,214)	(984)

Net earnings (loss) for the period	(5,452)	996	(8,778)	7,015

Other comprehensive income (loss), net of tax
Realized (gain) loss on other investments	-	-	-	(72)
Unrealized gain (loss) on other investments	-	(35)	-	145
Total other comprehensive income (loss) for the period	-	(35)	-	73

Comprehensive income (loss) for the period	$(5,452)	$961	$(8,778)	$7,088

Basic earnings (loss) per share based on net earnings	$(0.04)	$0.01	$(0.07)	$0.06
Diluted earnings (loss) per share based on net earnings	$(0.04)	$0.01	$(0.07)	$0.05

Basic weighted average number of shares outstanding	128,805,441	127,456,410	127,959,526	127,291,688
Diluted weighted average number of shares outstanding	128,805,441	127,851,198	127,959,526	127,823,260
This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2018 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited – prepared by management)
(expressed in thousands of US dollars)

	September 30,	December 31,
	2018	2017

ASSETS

Current assets
Cash and cash equivalents	$28,604	$38,277
Restricted cash	-	1,000
Other investments	108	168
Accounts receivable	36,174	34,012
Inventories	12,230	13,131
Prepaid expenses	1,870	1,911
Total current assets	78,986	88,499

Non-current deposits	609	610
Deferred income tax asset	7,269	655
Mineral properties, plant and equipment	89,505	88,816
Total assets	$176,369	$178,580

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$18,927	$19,068
Income taxes payable	2,639	3,185
Total current liabilities	21,566	22,253

Deferred lease inducement	224	236
Provision for reclamation and rehabilitation	8,095	7,982
Deferred income tax liability	1,156	1,592
Total liabilities	31,041	32,063

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 129,640,409 shares (Dec 31, 2017 - 127,488,410 shares)	456,528	450,740
Contributed surplus	9,144	8,747
Accumulated comprehensive income (loss)	-	127
Retained earnings (deficit)	(320,344)	(313,097)
Total shareholders' equity	145,328	146,517
Total liabilities and shareholders' equity	$176,369	$178,580
This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2018 and the related notes contained therein.